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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED

4th Floor, Forum House

22 Grenville Street

St. Helier

Jersey JE4 8PX

Channel Islands

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No X

The Exhibit Index to this Form 6-K is located on page 3.

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                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRCRAFT LEASE PORTFOLIO
SECURITISATION 92-1 LIMITED

Date: May 16, 2005	By: /s/ Frederick W. Bradley, Jr.
Name: Frederick W. Bradley, Jr.
Title: Director

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                EXHIBIT INDEX

Sequentially
numbered
page

Title of Document

Aircraft Lease Portfolio Securitisation 96-1 Pass Through Trust Statement to Certificateholders dated May 16, 2005	4